Filed by Quinton Cardiology Systems, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Quinton Cardiology Systems, Inc.
Commission File No.: 000-49755
PRESS RELEASE
Special Meeting of Quinton Stockholders Regarding Proposed Merger
With Cardiac Science Scheduled for August 31, 2005
Bothell, WA — August 1, 2005 — Quinton Cardiology Systems, Inc. announced today that the Securities and Exchange Commission (SEC) has declared effective CSQ Holding Company’s registration statement on Form S-4 related to the proposed merger between Quinton and Cardiac Science, Inc., which clears the way for the distribution of the joint proxy statement/prospectus relating to the transaction to the companies’ stockholders. CSQ Holding Company is a newly-formed corporation that has been established to facilitate the proposed combination of Quinton and Cardiac Science.
The definitive joint proxy statement/prospectus is expected to be mailed on or about August 3, 2005 to Quinton stockholders of record as of the close of business on July 14, 2005. Quinton stockholders as of the record date will be entitled to vote on the proposed merger at a special meeting of stockholders to be held at 10:00 a.m., Pacific Daylight Time, on August 31, 2005, at Quinton’s offices in Bothell, Washington.
About Quinton Cardiology Systems
Quinton develops, manufactures, markets and services a family of advanced cardiology products used in the diagnosis, monitoring and management of patients with cardiovascular disease. Quinton markets its products under the Quinton and Burdick brand names. Quinton’s shares are quoted on the NASDAQ National Market under the trading symbol “QUIN”. On February 28, 2005, Quinton announced the signing of a definitive merger agreement with Cardiac Science, Inc. The merger is subject to approvals of both Quinton and Cardiac Science shareholders and other closing conditions. For more information, visit the Quinton web site at www.quintoncardiology.com or contact Quinton at (800) 426-0337.
Quinton recently launched a new web site at www.quintoncardiology.com. The two previous web-sites, www.quinton.com and www.burdick.com, continue to be available for specific information on Quinton and Burdick brand products.
About Cardiac Science
Cardiac Science develops, manufactures and markets a complete line of Powerheart® brand, automatic public access defibrillators (AEDs), and offers comprehensive AED/CPR training and AED program management services that facilitate successful deployments. The company makes the Powerheart® CRM® the only FDA-cleared therapeutic patient monitor that instantly and automatically treats hospitalized cardiac patients who suffer life-threatening heart rhythms. Cardiac Science also manufactures its AED products on a private label basis for other leading medical companies such as Nihon Kohden (Japan), Quinton Cardiology Systems and GE Healthcare. For more information please visit www.cardiacscience.com or call (949) 797-3800.

Where to Find Additional Information about the Merger
Under the terms of the merger agreement, the parties have formed a new corporation, CSQ Holding Company, and two wholly-owned acquisition subsidiaries of CSQ Holding Company that will merge with and into Quinton and Cardiac Science, respectively. As part of the proposed transaction, Quinton will also merge into CSQ Holding Company. CSQ Holding Company has filed a definitive joint proxy statement/prospectus in connection with the proposed merger transaction. Investors and security holders are urged to read the definitive joint proxy statement/prospectus carefully when it becomes available because it will set forth important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Quinton by contacting Investor Relations at (425) 402-2009.
Quinton and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Quinton in connection with the proposed merger transaction. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus of Quinton and Cardiac Science described above. Additional information regarding the directors and executive officers of Quinton is also included in Quinton’s Annual Report on Form 10-K/A for the year ended December 31, 2004, which was filed with the Securities and Exchange Commission on or about April 22, 2005. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Quinton by contacting Investor Relations at (425) 402-2009.
Contact:
Mike Matysik, senior vice president and chief financial officer
(425) 402-2009
www.quintoncardiology.com